CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

January 31, 2008

Via Hand Delivery

Mr. Jay E. Ingram

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ingram:

NCR Corporation (which we refer to as “NCR,” “the Company,” “we,” “us,” or “our”) received your letter dated December 17, 2007 regarding our definitive proxy statement filed on March 19, 2007 with the United States Securities and Exchange Commission (the “Commission”). Our response to each of your comments regarding the disclosure of performance targets associated with our short-term and long-term incentive programs, including the more detailed analysis you requested, is below.

In response to your December 17 letter, we reexamined the questions of materiality and competitive harm associated with disclosure of performance targets under our short-term and long-term incentive programs. The metrics used for our short-term program implemented under the Company’s Management Incentive Program (the “MIP”) are comprised of metrics at a corporate and business unit level. We determined that disclosure of the MIP objectives measured at a corporate level would not cause substantial competitive harm. As a result, regardless of their materiality, to the extent that a target for a particular named executive officer (“NEO”) is limited to a corporate performance metric for which disclosure will not cause substantial competitive harm, we will disclose such target in the future. We set the metrics used for the MIP performance-based objectives annually based on the goals and responsibilities of each of our NEOs. Consequently, we will analyze the metrics and targets used for the MIP performance-based objectives each year to determine whether their disclosure would cause substantial competitive harm.

As explained more fully below, we continue to believe that disclosure of the performance targets, other than the MIP objectives measured at a corporate level as described above, is not required because the targets are not material to an investor’s understanding of the compensation programs for our NEOs and/or that disclosure of the same will cause substantial competitive harm to our

CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

Mr. Jay E. Ingram

January 31, 2008

Company. If, however, the Staff disagrees and instructs us to make such disclosures, we will do so. In that event and as explained in more detail in Section IV of our response to Comment No. 2 below, given our commitment to maintaining exemplary disclosure practices, we would consider changing our performance-based compensation structure based on an analysis and weighting of our desire to set performance-based compensation objectives that otherwise best drive stockholder value against the substantial competitive harm that we believe will occur if we are required to disclose such performance targets.

Response to Comment No. 1

In Comment 1 of your December 17 letter, you asked us to provide a detailed analysis regarding the materiality of disclosure of the range of performance levels for our short-term and long-term incentive programs.

Our short-term program is implemented under the MIP. The payments awarded under the MIP are determined by using three objectives—financial, stretch and diversity. [XXXXX].

We do not believe that the disclosure of any such goals would be material to an investor’s understanding of our annual incentive compensation awards under the MIP or total executive compensation programs. Moreover, we do not believe that disclosure of these objectives could be accomplished succinctly with the detail and analysis that is expected under the new rules, and likewise believe that the additional disclosure would not further the Staff’s objective of making executive compensation disclosure accessible to the average investor.

As clearly stated in Instruction 1 to Item 402(b) of Regulation S-K, the disclosure standard under the rules is not whether disclosure of particular information would be sufficient to convey an understanding of a plan, but rather whether it is necessary. Given the complexity and number of sub-goals, the disclosures we provide regarding the payout schedule, the amount of the annual incentive award if performance is achieved, the actual award and the performance of the executive and the Company, as a whole, should give investors information sufficient to assess the degree of difficulty inherent in the objectives, so that disclosure and analysis of the sub-goals is not necessary.

In sum, given the low percentage of each NEO’s total compensation attributable to performance against these objectives, the extensive amount of information otherwise disclosed regarding the MIP and these objectives, and the substantial competitive harm that would result from the disclosure of these objectives as discussed below, we do not believe that the range of the performance objectives under the MIP is material for purposes of Item 402.

CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

Mr. Jay E. Ingram

January 31, 2008

Additionally, in the case of the MIP financial objectives, we previously explained that the level at which the Committee determines executive officers will receive 100% of their target payout is merely one performance point on a continuum from 0%-200% of such payouts. In other words, there is no single target. Rather, there is a range of possible payouts based on various levels of achievement, and no single point or points along that continuum are material.

Among the six topics required to be addressed in the Compensation Discussion and Analysis is “how the registrant determines the amount (and, where applicable, the formula) for each element of pay.” Among the fifteen examples of information that may be required to be addressed in the Compensation Discussion and Analysis is “what specific items of corporate performance are taken into account” and “how specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance.” By contrast, Instruction 1 to the rules governing the Compensation Discussion and Analysis specifically and unambiguously states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. Thus, the rules governing the Compensation Discussion and Analysis merely require disclosure of the formula for determining awards to the extent material and neither the rules nor the preamble to the rules expressly require performance target disclosure.

In light of the fact that we provide detailed information about the plan as described in our October 19 letter, which includes, as expressly required by the rules, how we determine the amount (and where applicable, the formula) for determining amounts under the MIP, as well as the specific items of corporate performance that are taken into account and how the MIP is structured and implemented to reflect our performance, and an explanation of how difficult the various performance levels are to achieve, knowledge of the varying performance levels along the continuum in the formula does not add to the investor’s understanding of this element of compensation and is therefore not material.

Similarly for our long-term incentive program, we set threshold, target and maximum levels of Cumulative Net Operating Profit (“CNOP”) that are used to determine the amount of awards that will vest at the end of the three-year performance period. As with the MIP performance levels, these represent merely various points along a continuum of potential outcomes. As with the MIP, given that we provide detailed information about the long-term incentive program which includes, as expressly required by the rules, how we determine the amount (and where applicable, the formula) for determining amounts under the long-term program, as well as the specific items of corporate performance that are taken into account and how the long-term program is structured and implemented to reflect our performance, and an explanation of how difficult the performance levels are to achieve, knowledge of the varying performance levels along the continuum does not add to the investor’s understanding of this element of compensation and is therefore not material.

CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

Mr. Jay E. Ingram

January 31, 2008

Response to Comment No. 2

Although the performance targets for our short-term and long-term incentive programs are not material to an investor’s understanding of our compensation programs, we understand your request for more rigorous analysis of the substantial competitive harm that will occur upon the disclosure of these targets. The examples described below are intended to illustrate that disclosure of the performance targets (excluding the corporate level objectives discussed above, which we will disclose) will cause substantial competitive harm to our Company. While these examples do not address every performance target or every way in which the Company could be harmed by disclosure of the targets, they are representative of the competitive harm that would result from the disclosure of these targets.

I.	Rationale for Setting Performance Metrics

In reviewing our analysis of substantial competitive harm, we believe it is helpful to understand the rationale we use in setting our performance targets. This rationale goes beyond the rationale we use to set the guidance we disclose to the public. For both our performance targets and public stockholder guidance, we begin by analyzing both a reasonably-derived internal business forecast and relevant external market conditions and expectations. While we set our publicly disclosed long-term stockholder guidance based on this analysis, in setting compensation performance metrics and targets, we continue the analysis beyond this point and ultimately set performance-based compensation metrics at levels that exceed guidance. We view these compensation metrics as internal goals structured to motivate the behaviors that are the most critical in our business plan and that provide the incentives required to exceed, or at a minimum meet, our previously-disclosed guidance. [XXXXX].

II.	Substantial Competitive Harm Analysis

In your December 17 letter, you asked us to provide a more detailed competitive harm analysis justifying the omission of the Company’s performance objectives. While we will disclose corporate level performance metrics as discussed above, disclosure of the targets associated with performance metrics that are at a business unit level and/or not publicly disclosed will cause substantial competitive harm to our Company. The examples below are designed to provide the detailed analysis and illustration that you have requested, but they are not inclusive of all of the metrics used for our incentive plans for which disclosure would cause substantial competitive harm. We present below three examples of how our competitors may use the performance metrics that we have used or plan to use, or a combination of such performance metrics, to cause substantial competitive harm to our Company.

Example 1: [XXXXX].

CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

Mr. Jay E. Ingram

January 31, 2008

Example 2: [XXXXX].

Example 3: [XXXXX].

III.	Competitive Disadvantage—Business Strategy and Recruiting

In addition, disclosure of the targets for the performance metrics associated with our short-term and long-term incentive plans positions our Company at a competitive disadvantage because many of our key competitors are foreign or private companies that are not required to and do not disclose performance metrics and targets. Thus, these competitors can conduct the types of analysis discussed above to create an unfair competitive strategy against us. Our Company, however, will not be able to conduct the same sort of analysis of our foreign and private company competitors. Not only does this create substantial competitive harm in our business strategies, but it also gives our competitors the information they need to recruit our NEOs and senior management because they will have the history of who is and is not meeting targets specific to business units, who our strongest NEO performers are and which executives may be willing to leave NCR because their compensation expectations are not being achieved.

IV.	Negative Impact of Required Disclosure of Performance Metrics

If you request that we disclose the performance targets discussed above, we will of course comply. However, in that event, we will have to reevaluate the structure of our performance-based executive compensation programs. While we are committed to maintaining exemplary disclosure practices and want to use executive compensation programs that best drive stockholder value by encouraging the specific behavior that is most critical to our business plan, we would have to address the substantial competitive harm and damage to stockholder value that we believe would occur upon the continued disclosure of the sensitive information included in our current goals. While we could change the structure of our performance-based compensation plans to incorporate metrics and targets to lessen the competitive harm that would otherwise result, this would also diminish our ability to compete in the marketplace because our executive compensation plans would not be as effectively aligned with driving stockholder value as our current plans. In short, we believe that requiring disclosure of our performance targets ultimately will have a detrimental effect on our stockholders and the overall effectiveness of our executive compensation plans.

CONFIDENTIAL: FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO 17 C.F.R. § 200.83.

Mr. Jay E. Ingram

January 31, 2008

Sincerely,

/S/ WILLIAM R. NUTI
William R. Nuti
Chairman, Chief Executive Officer and President